

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

February 3, 2005


REC'D S.E.C.
FEB - 3 2005
1086

Michael T. Cappucci
(617) 951-7418
mcappucci@ropesgray.com



BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Columbia Acorn Fund (File No. 811-01829) and the other Columbia funds listed on Exhibit A attached hereto (together with Columbia Acorn Fund, the "Columbia Funds")

Ladies and Gentlemen:

On behalf of the Columbia Funds, and each affiliated person of the Columbia Funds that is a party defendant to the action described in the following complaint, please find enclosed a copy of the following complaint filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Dukes v. Columbia Acorn Fund, Civil Action No. 04CV01763, United States District Court for the District of Maryland Baltimore Division (filed on September 29, 2004). The complaint is a class action against the Columbia Funds, the registrants of which the Columbia Funds are series, Columbia Management Group, Inc. and certain of its affiliates (collectively, "Columbia"), certain current and former employees of Columbia, certain officers of the Columbia Funds, and certain members of the Board of Trustees/Directors of the Columbia Funds, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Michael T. Cappucci

9643820_1

Enclosures

cc: Mark Wentzien, Esq., Columbia Management (w/o encl.)
John M. Loder, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Columbia Acorn Trust, on behalf of the following series:	File No. 811-01829
Columbia Acorn Fund	
Columbia Acorn International	
Columbia Acorn International Select	
Columbia Acorn Select	
Columbia Acorn USA	
Columbia Thermostat Fund	
Columbia Funds Trust I, on behalf of the following series:	File No. 811-02214
Columbia High Yield Opportunity Fund	
Columbia Strategic Income Fund	
Columbia Tax-Managed Aggressive Growth	
Columbia Tax-Managed Growth Fund	
Columbia Tax-Managed Growth Fund II	
Columbia Tax-Managed Value Fund	
Columbia Funds Trust II, on behalf of the following series:	File No. 811-03009
Columbia Money Market Fund	
Columbia Newport Greater China Fund	
Columbia Newport Japan Opportunities Fund	
Columbia Funds Trust III, on behalf of the following series:	File No. 811-00881
Columbia Contrarian Income Fund	
Columbia Corporate Bond Fund	
Columbia Federal Securities Fund	
Columbia Global Equity Fund	
Columbia Intermediate Government Income Fund	
Columbia Liberty Fund	
Columbia Mid Cap Value Fund	
Columbia Quality Plus Bond Fund	
Columbia Funds Trust IV, on behalf of the following series:	File No. 811-02865
Columbia Municipal Money Market Fund	
Columbia Tax-Exempt Fund	
Columbia Tax-Exempt Insured Fund	
Columbia Utilities Fund	
Columbia Funds Trust V, on behalf of the following series:	File No. 811-05030
Columbia California Tax-Exempt Fund	
Columbia Connecticut Intermediate Municipal Bond Fund	
Columbia Connecticut Tax-Exempt Fund	
Columbia Florida Intermediate Municipal Bond Fund	
Columbia Intermediate Tax-Exempt Bond Fund	
Columbia Large Company Index Fund	
Columbia Massachusetts Intermediate Municipal Bond Fund	
Columbia Massachusetts Tax-Exempt Fund	
Columbia New Jersey Intermediate Municipal Bond Fund	
Columbia New York Intermediate Municipal Bond Fund	
Columbia New York Tax-Exempt Fund	
Columbia Pennsylvania Intermediate Municipal Bond Fund	

Columbia Rhode Island Intermediate Municipal Bond Fund	
Columbia Small Company Index Fund	
Columbia U.S. Treasury Index Fund	
Columbia Funds Trust VI, on behalf of the following series:	File No. 811-06529
Columbia Growth & Income Fund	
Columbia Newport Asia Pacific Fund	
Columbia Small Cap Value Fund	
Columbia Funds Trust VII, on behalf of the following series:	File No. 811-06347
Columbia Europe Fund	
Columbia Newport Tiger Fund	
Columbia Funds Trust VIII, on behalf of the following series:	File No. 811-04552
Columbia Income Fund	
Columbia Intermediate Bond Fund	
Columbia Funds Trust IX, on behalf of the following series:	File No. 811-04367
Columbia High Yield Municipal Fund	
Columbia Managed Municipals Fund	
Columbia Funds Trust XI, on behalf of the following series:	File No. 811-04978
Columbia Asset Allocation Fund	
Columbia Disciplined Value Fund	
Columbia Dividend Income Fund	
Columbia European Thematic Equity Fund	
Columbia Global Thematic Equity Fund	
Columbia Growth Stock Fund	
Columbia International Equity Fund	
Columbia Large Cap Core Fund	
Columbia Large Cap Growth Fund	
Columbia Small Cap Fund	
Columbia Small Company Equity Fund	
Columbia Young Investor Fund	
Liberty Variable Investment Trust, on behalf of the following series:	File No. 811-04362
Tiger Variable Fund	
Columbia High Yield Fund, Inc.	File No. 811-07834
Columbia International Stock Fund, Inc.	File No. 811-07024
Columbia Mid Cap Growth Fund, Inc.	File No. 811-04362

Affiliated Persons of the Columbia Funds that are Defendants

Bank of America Corporation
FleetBoston Financial Corporation
Columbia Management Group, Inc.
Columbia Management Advisors, Inc.
Columbia Wanger Asset Management, L.P.
Columbia Funds Distributor, Inc.
Columbia Funds Services, Inc.
Joseph R. Palombo
Stephen E. Gibson
James Tambone
Louis Tasiopoulos
Charles P. McQuaid
Ralph Wanger
Janet Langford Kelly
Richard W. Lowry
Charles R. Nelson
John J. Neuhauser
Patrick J. Simpson
Richard L. Woolworth

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PIMCO, AND PUTNAM	Civil Action No. 04-MD-15863
DUKES et al. v. COLUMBIA ACORN FUND et al. ("Lead Case")	Civil Action No. 04CV01763 Honorable J. Frederick Motz

CONSOLIDATED AMENDED COMPLAINT

Lead Plaintiff Jackie Williams ("Lead Plaintiff" or "Plaintiff") alleges the following based upon the investigation of her counsel, which included a review of documents from proceedings initiated by the United States Securities and Exchange Commission ("SEC") and the Office of the New York State Attorney General (the "N.Y.A.G."), as well as regulatory filings, reports, press releases and media reports about the Columbia family of mutual funds. Lead Plaintiff's counsel have also conducted extensive interviews with a confidential witness who possesses direct knowledge of market timing activities at Columbia, as well as throughout the mutual fund industry ("Timing Witness #1"). In addition, Lead Plaintiff's counsel have interviewed and reviewed documents of certain former Columbia employees as well as current and former employees of brokerage firms and market timers who were offered capacity in and/or utilized that capacity to time Columbia funds. Lead Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This federal class action, brought on behalf of persons who purchased or held shares in mutual funds in the Columbia family of funds who were harmed by market timing of Columbia mutual funds, asserts claims for violations of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and the common law.

2. Mutual funds, including the Columbia Funds, are marketed to investors as prudent and comparatively risk-free long-term investments. They are the favored savings vehicles for more than 95 million Americans and half of all the nation's households, and are widely held in pension plans and 529 college savings plans. The enormous growth and success of the mutual fund industry in the last twenty years has been driven in part by the industry's heretofore untarnished reputation for honesty and fair dealing.

3. Unbeknownst to Columbia Funds' investors, however, from at least March 1, 1999 through and including January 16, 2004 (the "Class Period"), long-term buy and hold shareholders of Columbia and other mutual funds were the unwitting victims of a fraudulent scheme perpetrated by, *inter alia*, mutual funds, their advisers and related entities, wealthy investors and hedge funds and large brokerage houses that substantially diminished the returns of mutual fund shareholders while lining the pockets of the perpetrators. Specifically, Columbia and other mutual fund complexes allowed a select group of favored investors in the funds to steal profits from long-term investors by engaging in "market timing" of Columbia and other mutual funds -- a practice that exploits short-term inefficiencies in the pricing of mutual funds and steals profits rightfully belonging to long-term buy and hold investors. In Columbia's case, these favored clients included numerous wealthy hedge funds and individuals who

agreed to deposit millions of dollars of "sticky assets" in Columbia funds as a *quid pro quo* for being allowed to time Columbia funds. These "sticky assets" increased assets under management and thereby the fees earned by Columbia.

4. Indeed, one of the funds in which Columbia permitted timing was the Columbia Young Investor Fund, a mutual fund that targeted children as investors through a child-centered website, *younginvestor.com*, which was designed to teach children the value of investing at a young age. Instead of providing a positive investment experience, however, defendants taught young investors a harsh lesson in greed as wealthy market timers were allowed to quickly step in and steal fund profits and just as quickly step out of the fund leaving the fund's young investors with a greater share of the fund's losses.

5. Market timing of Columbia and other mutual funds was facilitated by large brokerage firms who also functioned as clearing agents, including defendants Bank of America, Bear Stearns, Prudential Securities, Inc. ("Prudential") and AST Trust Co., f/k/a Security Trust Company, N.A., who gave timers an additional edge by allowing their clearing platforms to be used by timers to trade mutual funds after the market close. Such "late trading" was patently illegal.

6. Columbia never disclosed that favored investors were being permitted to time their trades in Columbia Funds to the detriment of long-term shareholders. The prospectuses provided to investors at the time of their purchases of Columbia funds (together with the applicable Registration Statements, "Prospectuses") made no mention of these secret arrangements. To the contrary, each of the Prospectuses indicated that Columbia did not allow market timing and had mechanisms in place to detect and discourage such activity, in order to protect long-term investors from the negative effects of excessive trading. Thus, Lead Plaintiff and other investors purchased and/or held shares of Columbia

mutual funds unaware that Columbia was knowingly allowing investors who either controlled substantial fund assets or could potentially be a source of new business to time their trades and effectively steal profits from long-term holders.

7. The extent of market timing and late trading of Columbia Funds, and Columbia's knowledge of these activities, has only partially come to light. While Columbia has admitted that it had market timing arrangements with approximately nine wealthy hedge funds and individuals, these arrangements are only the tip of the iceberg. As reported by *The Boston Globe* on March 16, 2004, during the second week of March 2004, Columbia turned over to the SEC records showing "about 3,000 accounts out of 2 million [that] had made more than two round-trip trades – a purchase and sale in a fund – in a 90-day period, or more than five round trip trades within a year, of amounts greater than $100,000." In the words of Peter Bresnan, acting director of the SEC's Boston regional office, "There were hundreds of other [Columbia Funds] accounts that were permitted to engage in short-term and excessive trading."

JURISDICTION AND VENUE

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act of 1934 (15 U.S.C. §78aa); Section 22 of the Securities Act (15 U.S.C. §77v); Section 44 of the Investment Company Act (15 U.S.C. §80a-43); and 28 U.S.C. §§1331, 1337 and 1367.

9. Pursuant to 28 U.S.C. §1407, the Judicial Panel on Multidistrict Litigation (the "Panel") transferred the actions consolidated in this amended complaint to this District. Venue in this District is, therefore, proper.

10. Venue in the District of Massachusetts is also proper. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in

substantial part in the District of Massachusetts. Defendants conducted other substantial business within the District of Massachusetts and many Class members reside within that District. Defendants FleetBoston Financial Corporation, Columbia Management Advisors, Inc., Columbia Funds Distributor, Inc., and Columbia Funds Services, Inc. were active participants in the wrongful conduct alleged herein and, at all relevant times, were headquartered within the District of Massachusetts.

11. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

Plaintiff

12. Lead Plaintiff Jackie Williams was appointed Lead Plaintiff by Order dated July 27, 2004. During the Class Period, Jackie Williams was a purchaser and/or holder of the following Columbia Funds: Columbia Acorn Select Fund, Columbia Common Stock Fund, Columbia Fixed Income Securities Fund, Columbia Growth Fund, Columbia High Yield Fund, Columbia International Stock Fund, Columbia Mid Cap Value Fund, Columbia Real Estate Equity Fund, Columbia Short Term Bond Fund, Columbia Small Cap Fund, Columbia Special Fund, Columbia Strategic Investor Fund, Columbia Strategic Value Fund, Columbia Technology Fund, Liberty Acorn Fund, Liberty Acorn International Fund, Liberty Acorn Twenty Fund, Liberty Growth and Income Fund, Liberty Select Value Fund, Liberty Small Cap Fund and Liberty Tax-Managed Growth Fund. Particulars of Lead Plaintiff's purchases and holdings of Columbia mutual funds are set forth in Exhibit D of the Declaration of Kim E. Levy in Support of Plaintiff Jackie Williams' Motion for Appointment as Lead Plaintiff and Approval

of Selection of Lead Class Counsel and Administrative Counsel of the Columbia Subtrack, filed in this District on May 19, 2004.

Defendants

1. The Columbia Defendants

13. The Columbia Funds are a group of mutual funds currently owned by defendant Bank of America Corporation, a Delaware corporation.[1] This group includes several fund groups (*e.g.*, Acorn, Newport and Stein Roe) that belonged to Liberty Financial Companies, Inc. ("Liberty") until November 1, 2001, when a subsidiary of FleetBoston Financial Corporation ("FleetBoston") acquired all of Liberty's asset management operations.

14. Defendant Columbia Management Group, Inc. ("Columbia Group"), a South Carolina corporation and wholly-owned subsidiary of Bank of America Corporation, is an asset management organization serving institutions and consumers. Columbia Group's wholly-owned subsidiaries Columbia Management Advisors, Inc. ("Columbia Management") and Columbia Wanger Asset Management, L.P. ("Columbia Wanger"), are the investment advisers to the Columbia Funds. Columbia Group's wholly-owned subsidiary Columbia Funds Distributor, Inc. is the principal underwriter and distributor of the Columbia Funds. Defendants Bank of America Corporation and Columbia Group are control persons of defendants Columbia Management, Columbia Wanger, Columbia Funds Distributor,

---

[1] Effective April 1, 2004, FleetBoston merged with and into Bank of America Corporation pursuant to an Agreement and Plan of Merger, dated October 27, 2003. Bank of America Corporation, as successor-in-interest to FleetBoston, is currently the ultimate parent of defendants bearing the Columbia name. Bank of America Corporation is named as a defendant herein not only as the parent of the Columbia defendants, but also in its capacity as a clearing defendant that permitted market timers to use its electronic platform to engage in market timing and late trading as discussed herein.

Inc., Columbia Funds Services, Inc. and the Registrants identified in paragraphs 25 - 38 below within the meaning of the federal securities laws.

(a) The Adviser Defendants

15. Defendant Columbia Management, an Oregon corporation formerly known as Columbia Management Company and a wholly-owned subsidiary of Columbia Group, is a registered investment adviser under the Investment Advisers Act. On April 1, 2003, registered investment advisers Fleet Investment Advisors, Inc., Stein Roe & Farnham Incorporated, Colonial Management Associates, Inc., Liberty Advisory Services Corp., Newport Fund Management, Inc., Columbia Funds Management Company and Newport Pacific Management, Inc., which had advised various of the Columbia Funds and their predecessor entities during the Class Period, merged into Columbia Management. All references herein to "Columbia Management" refer to Columbia Management and its predecessor entities throughout the Class Period. Pursuant to contracts it entered into with each of the Columbia funds, Columbia Management oversees the day-to-day management of the Columbia Funds and is responsible for determining each fund's investment goals and strategy. As the manager of the funds, Columbia Management participated in and enabled the wrongdoing described herein by, among other things, entering into contractual arrangements with known market timers that permitted Columbia funds to be timed.

16. Defendant Columbia Wanger, a Delaware partnership and a wholly-owned subsidiary of Columbia Group, is a registered investment adviser under the Investment Advisers Act, which managed and advised certain of the Columbia Funds, including the Acorn Fund Group, during the Class Period. Prior to the October 13, 2003 rebranding of the Liberty Funds as the Columbia Funds, defendant went by the name of Liberty Wanger Asset Management, LP. Columbia Wanger has ultimate responsibility

for overseeing the day-to-day management of the following six Columbia Funds: Columbia Acorn Fund (f/k/a Liberty Acorn Fund), Columbia Acorn International Fund (f/k/a Liberty Acorn International Fund), Columbia Acorn USA Fund (f/k/a Liberty Acorn USA Fund), Columbia Acorn Select Fund (f/k/a Liberty Acorn Twenty Fund), Columbia Acorn International Select Fund (f/k/a Liberty Acorn Foreign Forty Fund) and Columbia Thermostat Fund. As the manager of the Columbia Funds, Columbia Wanger knew of or recklessly disregarded the market timing activities in the Columbia Funds detailed herein.

17. During the Class Period and until March 19, 2004 when he was dismissed by FleetBoston in connection with the improper conduct alleged herein, defendant Joseph Palombo ("Palombo") was Chief Operating Officer, and thus a Control Person of Columbia Management. Palombo was also a Trustee, and thus a Control Person for dozens of Columbia Funds, including those offered by registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Palombo was also a Director, and thus a Control Person, of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Palombo breached his fiduciary duties and disclosure obligations to the Columbia Funds and Columbia Funds' investors by knowingly permitting market timing of Columbia Funds during the Class Period.

18. During the Class Period, defendant Stephen E. Gibson ("Gibson") acted as President and Director and therefore as a Control Person of Stein Roe & Farnham Incorporated and Colonial

Management Associates, Inc. Gibson was also the President, and thus a Control Person for dozens of Columbia Funds, including those offered by registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Gibson breached his fiduciary duties and disclosure obligations to the Columbia Funds and Columbia Funds' investors by knowingly permitting market timing of Columbia Funds during the Class Period.

19. Columbia Management, Columbia Wanger and defendants Gibson and Palombo are referred to collectively herein as the "Adviser Defendants."

(b) The Underwriter

20. Defendant Columbia Funds Distributor, Inc. ("Columbia Distributor"), a Massachusetts corporation, is a direct, wholly-owned subsidiary of Columbia Management and an indirect subsidiary of Bank of America Corporation. Prior to the October 13, 2003 re-branding of the Liberty Funds as the Columbia Funds, Columbia Distributor went by the name of Liberty Funds Distributor, Inc. Columbia Distributor was the principal underwriter and distributor of the Columbia Funds during the Class Period and in this capacity, disseminated the Prospectuses for the Columbia Funds. As alleged more fully herein, during the Class Period, defendant Columbia Distributor entered into agreements with wealthy hedge funds and investors that allowed them to time their trades of Columbia funds.

21. During the Class Period and until March 19, 2004 when he was dismissed by FleetBoston in connection with the improper conduct alleged herein, defendant James Tambone ("Tambone") was Co-President of Columbia Distributor. As set forth more fully herein, Tambone knowingly permitted market timing of Columbia Funds during the Class Period.

22. During the Class Period and until March 19, 2004 when he was dismissed by FleetBoston in connection with the improper conduct alleged herein, defendant Louis Tasiopoulos ("Tasiopoulos") was Co-President, along with Tambone, of Columbia Distributor. As set forth more fully herein, defendant Tasiopoulos knowingly permitted market timing of Columbia Funds during the Class Period.

23. Defendants Columbia Distributor, Tambone and Tasiopoulos are referred to collectively herein as the "Underwriter Defendants."

(c) The Transfer Agent

24. Columbia Funds Services, Inc. ("Columbia Services"), a subsidiary of Columbia Management, is the transfer agent for the Columbia Funds and, at all relevant times, was responsible for identifying market timing activity in the Columbia Funds. Prior to the October 13, 2003 re-branding of the Liberty Funds as Columbia Funds, Columbia Services went by the name of Liberty Funds Services, Inc.

(d) The Registrants and the Funds

25. Defendant Columbia Acorn Trust (f/k/a Liberty Acorn Trust (f/k/a Acorn Investment Trust)), a Massachusetts business trust, is the registrant and issuer of the following Columbia Funds: the Columbia Acorn Fund (f/k/a the Liberty Acorn Fund), the Liberty Acorn International Fund (n/k/a the Columbia Acorn International Fund) and the Columbia Acorn International Select Fund (f/k/a the Liberty Acorn Foreign Forty Fund).

26. Defendant Columbia Funds Trust I (f/k/a Liberty Funds Trust I (f/k/a Colonial Trust I)), a Massachusetts business trust, is the registrant and issuer of the Liberty High Yield Securities Fund (n/k/a the Columbia High Yield Opportunity Fund), the Liberty Strategic Income Fund (n/k/a the Columbia

Strategic Income Fund) and the Liberty Tax-Managed Growth Fund (n/k/a the Columbia Tax-Managed Growth Fund).

27. Defendant Columbia Funds Trust II (f/k/a Liberty Funds Trust II (f/k/a Colonial Trust II)), a Massachusetts business trust, is the registrant and issuer of the Liberty Newport Japan Opportunities Fund (n/k/a the Columbia Newport Japan Opportunities Fund).

28. Defendant Columbia Funds Trust III (f/k/a Liberty Funds Trust III), a Massachusetts business trust, is the registrant and issuer of the following Columbia Funds: the Liberty Federal Securities Fund (n/k/a the Columbia Federal Securities Fund), the Liberty Intermediate Government Fund (which merged, on November 4, 2002, into the Liberty Federal Securities Fund), the Liberty Fund (n/k/a the Columbia Liberty Fund) and the Liberty Select Value Fund (n/k/a the Columbia Mid Cap Value Fund).

29. Defendant Columbia Funds Trust IV (f/k/a Liberty Funds Trust IV), a Massachusetts business trust, is the registrant and issuer of the Liberty Tax-Exempt Fund (n/k/a the Columbia Tax-Exempt Fund).

30. Defendant Columbia Funds Trust V (f/k/a Liberty Funds Trust V (f/k/a Colonial Trust V)), a Massachusetts business trust, is the registrant and issuer of the Liberty California Tax-Exempt Fund (n/k/a the Columbia California Tax-Exempt Fund), the Liberty Massachusetts Tax-Exempt Fund (n/k/a the Columbia Massachusetts Tax-Exempt Fund) and the Columbia Global Equity Fund (f/k/a the Liberty Newport Global Equity Fund).

31. Defendant Columbia Funds Trust VI (f/k/a Liberty Funds Trust VI (f/k/a Colonial Trust VI)), a Massachusetts business trust, is the registrant and issuer of the Liberty Growth & Income Fund

(n/k/a the Columbia Growth & Income Fund) and the Liberty Newport Asia Pacific Fund (n/k/a the Columbia Newport Asia Pacific Fund).

32. Defendant Columbia Funds Trust VII (f/k/a Liberty Funds Trust VII (f/k/a Colonial Trust VII)), a Massachusetts business trust, is the registrant and issuer of the Liberty Newport Europe Fund (n/k/a the Columbia Europe Fund) and the Liberty Newport Tiger Fund (n/k/a the Columbia Newport Tiger Fund).

33. Defendant Columbia Funds Trust VIII (f/k/a the Liberty Stein Roe Funds Income Trust (f/k/a the Stein Roe Income Trust)), a Massachusetts business trust, is the registrant and issuer of the Stein Roe Income Fund (n/k/a the Columbia Income Fund) and the Liberty Intermediate Bond Fund (n/k/a the Columbia Intermediate Bond Fund and f/k/a the Stein Roe Intermediate Bond Fund).

34. Defendant Columbia Funds Trust XI (f/k/a Liberty-Stein Roe Funds Investment Trust (f/k/a Stein Roe Investment Trust)), a Massachusetts business trust, is the registrant and issuer of the following Columbia Funds: the Galaxy Equity Value Fund (n/k/a the Columbia Disciplined Value Fund), the Columbia Growth Stock Fund (f/k/a the Liberty Growth Stock Fund and the Stein Roe Growth Stock Fund), the Columbia International Equity Fund (f/k/a the Galaxy Equity Growth Fund), the Galaxy Growth & Income Fund (n/k/a the Columbia Large Cap Core Fund), the Galaxy Small Company Equity Fund (n/k/a the Columbia Small Company Equity Fund), the Columbia Young Investor Fund and the Columbia Small Cap Fund.

35. Defendant Columbia High Yield Fund, Inc., an Oregon corporation, is the registrant and issuer of the Columbia High Yield Fund.

36. Defendant Columbia International Stock Fund, Inc., an Oregon corporation, is the registrant and issuer of the Columbia International Stock Fund. The Stein Roe International Fund and

the Newport International Equity Fund merged into the Columbia International Stock Fund on November 1, 2002, making Columbia International Stock Fund, Inc. the successor-in-interest to such funds' registrants and issuers.

37. Defendant Columbia Mid Cap Growth Fund, Inc., an Oregon corporation, is the registrant and issuer of the Columbia Mid Cap Growth Fund. The Liberty Stein Roe Capital Opportunities Fund was acquired by Columbia Special Fund, Inc. on October 18, 2002 and Columbia Special Fund Inc. changed its name to Columbia Mid Cap Growth Fund, Inc. on October 7, 2003.

38. Defendant Liberty Variable Investment Trust, a Massachusetts business trust, is the registrant and issuer of the Tiger Variable Fund (a/k/a the Newport Tiger Fund, Variable Series).

39. Defendants Columbia Acorn Trust, Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., Columbia Mid Cap Growth Fund, Inc. and Liberty Variable Investment Trust (the "Registrants") issued shares of the Columbia Funds that were purchased and held by members of the Class during the Class Period pursuant to materially false and misleading Prospectuses, and are liable for any material misstatements and/or omissions contained therein.

(e) The Trustees and Directors of the Registrants

40. During the Class Period, defendant Ralph Wanger ("Wanger") was an interested Trustee as defined in the Investment Company Act of 1940, of registrant Columbia Acorn Trust. During the Class Period, until September 2003, Wanger also served as President of Columbia Acorn Trust and lead portfolio manager for the Columbia Acorn Fund. Additionally, during the Class Period, Wanger served

as President and Chief Investment Officer of Columbia Wanger. Wanger was a control person of Columbia Acorn Trust and Columbia Wanger within the meaning of the federal securities laws. Wanger breached his fiduciary duties to the Columbia Funds and Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

41. During the Class Period, defendant Charles P. McQuaid ("McQuaid") was an interested Trustee of registrant Columbia Acorn Trust. During the Class Period, McQuaid also served as President or Senior Vice President of Columbia Acorn Trust and co-portfolio manager and lead portfolio manager of the Columbia Acorn Fund. McQuaid was a control person of the Columbia Acorn Trust and Columbia Wanger within the meaning of the federal securities laws. McQuaid breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

42. During the Class Period, defendant Charles R. Nelson ("Nelson") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Nelson was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Nelson was a control person of such registrants within the meaning of the federal securities laws. Nelson breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

43. During the Class Period, defendant Patrick J. Simpson ("Simpson") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI and Liberty Variable Investment Trust. Simpson was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Simpson was a control person of such registrants within the meaning of the federal securities laws. Simpson breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

44. During the Class Period, defendant Richard L. Woolworth ("Woolworth") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI and Liberty Variable Investment Trust. Woolworth was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Woolworth was a control person of such registrants within the meaning of the federal securities laws. Woolworth breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

45. During the Class Period, defendant Janet Langford Kelly ("Kelly") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Kelly was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Kelly was a control person of such registrants within the meaning of the federal securities laws. Kelly breached her fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

46. During the Class Period, defendant John J. Neuhauser ("Neuhauser") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Fund. Neuhauser was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Neuhauser was a control person of such registrants within the meaning of the federal securities laws. Neuhauser breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

47. During the Class Period, defendant Richard W. Lowry ("Lowry") was a Trustee of registrants Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust XI, and Liberty Variable Investment Trust. Lowry was also a Director of registrants Columbia Short Term Bond Fund, Inc., Columbia Growth Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Common Stock Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., and Columbia Mid Cap Growth Fund, Inc. Lowry was a control person of such registrants within the meaning of the federal securities laws. Lowry breached his fiduciary duties to the Columbia Funds and the Columbia Funds investors by knowingly and/or recklessly permitting the conduct complained of herein to occur.

48. Defendants Palombo, Gibson, Wanger, McQuaid, Nelson, Simpson, Woolworth, Kelly, Neuhauser and Lowry are hereinafter referred to as the "Trustee/Director Defendants."

49. Columbia Group, the Adviser Defendants, the Underwriter Defendants, Columbia Services, the Registrants and the Trustee/Director Defendants are referred to collectively herein as the "Columbia Defendants."

2. The Market Timing Defendants

50. Defendant Ilytat, L.P. ("Ilytat"), a San Francisco hedge fund with its principal business address at 230 California Street, San Francisco, California 94111, was an active participant in the unlawful conduct alleged herein. During the Class Period, Ilytat had a contractual agreement with Columbia Distributor that allowed Ilytat to time Columbia Funds, including the Newport Tiger Fund, the Acorn International Fund, the Acorn International Select Fund, the Stein Roe International Fund, the

Newport International Equity Fund, and the Columbia International Equity Fund, to the detriment of Lead Plaintiff and the Class.

51. Defendant Ritchie Capital Management, Inc. ("Ritchie"), a hedge fund with its principal business address at 210 State Street, Batavia, Illinois 60510, was an active participant in the unlawful conduct alleged herein. During the Class Period, Ritchie had a contractual agreement with Columbia Distributor that allowed Ritchie to time Columbia Funds, including the Newport Tiger Fund and the Columbia Growth Stock Fund, to the detriment of Lead Plaintiff and the Class.

52. Defendant Daniel G. Calugar ("Calugar"), the President and 95% owner of defendant Security Brokerage, Inc. ("Security Brokerage"), a registered broker-dealer located in Las Vegas, Nevada, was an active participant in the unlawful conduct alleged herein. During the Class Period, Calugar had a contractual agreement with Columbia Distributor that allowed Calugar, trading through Security Brokerage, to time Columbia Funds, including the Columbia Young Investor Fund, the Columbia Growth Stock Fund, the Stein Roe International Fund, and the Newport International Equity Fund, to the detriment of Lead Plaintiff and the Class. During the Class Period, Defendants Calugar and Security Brokerage also engaged in illegal late trading of Columbia Funds.

53. Defendant D.R. Loeser & Co. Inc. ("Loeser"), a Delaware corporation with its principal business address at 2456 Lafayette Rd., Suite 7, Portsmouth, NH 03801, is an investment adviser registered under the Investment Advisers Act of 1940, and was an active participant in the unlawful conduct alleged herein. During the Class Period, Loeser had a contractual agreement with Columbia Distributor that allowed Loeser to time Columbia Funds, including the Columbia Growth Stock Fund and the Columbia Young Investor Fund, to the detriment of Lead Plaintiff and the Class.

54. Defendant Signalert Corporation ("Signalert"), a New York corporation with its principal business address at 50 Great Neck Rd., Great Neck, NY 11021, is an investment adviser registered under the Investment Advisers Act of 1940, and was an active participant in the unlawful conduct alleged herein. During the Class Period, Signalert had a contractual agreement with Columbia Distributor that allowed Signalert to time Columbia Funds, including the Columbia Growth Stock Fund, the Columbia Young Investor Fund, the Stein Roe Income Fund, the Columbia Acorn Fund, the Galaxy Equity Value Fund, and the Galaxy Growth & Income Fund, to the detriment of Lead Plaintiff and the Class.

55. Defendant Tandem Financial Services, Inc. ("Tandem"), a Massachusetts corporation with its principal business address at 25 Christina Street, Newton, MA 02461, and an investment adviser registered under the Investment Advisers Act of 1940, was an active participant in the unlawful conduct alleged herein. During the Class Period, Tandem had a contractual agreement with Columbia Distributor that allowed Tandem to time Columbia Funds, including the Columbia Tax Exempt Fund, to the detriment of Lead Plaintiff and the Class.

56. Defendant Prudential was, prior to July 1, 2003, a wholly-owned broker-dealer subsidiary of Prudential Financial, Inc. On July 1, 2003, its ownership was transferred to Wachovia Securities, LLC, a joint venture subsidiary of Wachovia Corporation and Prudential Financial, Inc. During the Class Period, Prudential and Columbia knowingly or recklessly allowed clients of Prudential to engage in massive market timing of Columbia Funds, to the detriment of Lead Plaintiff and the Class.

57. Defendant Samaritan Asset Management ("Samaritan") is a Barrington, Illinois-based hedge fund. During the Class Period, Samaritan engaged in significant market timing of Columbia Funds, to the detriment of Lead Plaintiff and the Class.

58. Defendant Edward J. Stern ("Stern"), the Managing Principal of defendants Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (referred to collectively herein as "Canary"), was an active participant in the unlawful conduct alleged herein. Defendants Canary Capital Partners, LLC and Canary Investment Management, LLC are New Jersey limited liability companies that maintain their corporate headquarters at 400 Plaza Drive, Secaucus, New Jersey. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. During the Class Period, Canary had a contractual arrangement to time Columbia Funds, including the Columbia Growth & Income Fund, the Columbia Select Value Fund, the Columbia Mid Cap Value Fund, and the Columbia High Yield Fund, at the expense of ordinary Columbia Funds investors, to the detriment of Lead Plaintiff and the Class. In addition, Canary also engaged in late trading of Columbia Funds, to the detriment of Lead Plaintiff and the Class.

59. Defendant Kaplan & Company Securities, Inc. ("Kaplan") is a registered broker-dealer based in Boca Raton, Florida. Kaplan participated in and enabled the wrongdoing described herein by, among other things, facilitating defendant Canary's frequent, short-term and late trading of Columbia mutual funds, to the detriment of Lead Plaintiff and the Class.

60. Defendant Cantella & Co., Inc. ("Cantella"), a Massachusetts corporation, is a registered broker-dealer with the NASD. Cantella participated in and enabled the wrongdoing described herein by, among other things, facilitating defendant Canary's frequent, short-term and late trading of Columbia mutual funds, to the detriment of Lead Plaintiff and the Class.

61. Defendants Ryan Goldberg ("Goldberg") and Michael Grady ("Grady"), at all relevant times, were employees of Brean Murray & Co., Inc., a registered broker-dealer bank based in New York, New York. Goldberg and Grady participated in the wrongdoing described herein by, among other

things, arranging Canary's timing agreement with Columbia, to the detriment of Lead Plaintiff and the Class.

62. Defendant Schield Management Company ("Schield") is a financial advisory services firm based in Littleton, Colorado, and has been registered with the SEC as an investment adviser since 1972. During the Class Period, Schield facilitated market timing of Columbia mutual funds by its clients, to the detriment of Lead Plaintiff and the Class.

63. Defendant Aurum Securities Corp. ("Aurum") is a registered broker-dealer based in San Jose, California and a Bank of America correspondent (as explained below). Defendant Aurum participated in the wrongdoing described herein by, among other things, engaging in massive market timing of Strong Funds through defendant Bank of America on behalf of numerous market timing customers.

64. Defendant Trautman Wasserman & Company, Inc. ("Trautman") is a registered broker-dealer based in New York, New York, and a Bank of America correspondent. Defendant Trautman participated in the wrongdoing described herein by, among other things, engaging in massive market timing of Columbia Funds through defendant Bank of America on behalf of numerous market timing customers.

65. Defendant Pritchard Capital Partners, LLC ("Pritchard") is a registered broker-dealer based in Mandeville, Louisiana and a Bank of America correspondent. Defendant Pritchard participated in the wrongdoing described herein by, among other things, engaging in massive market timing of Columbia Funds through defendant Bank of America on behalf of numerous market timing customers.

66. Defendants Ilytat, Ritchie, Calugar, Security Brokerage, Loeser, Signalert, Tandem, Prudential, Samaritan, Stern, Canary, Kaplan, Cantella, Goldberg, Grady, Schield, Trautman and Pritchard are hereinafter referred to collectively as the "Market Timing Defendants."

3. **The Clearing Defendants**

67. Defendant Bank of America Corporation, through its subsidiary defendant Banc of America Securities LLC (collectively, "Bank of America") is a registered broker-dealer and investment adviser. Defendant Bank of America participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic platform to engage in timing and late trading of Columbia Funds.

68. Defendant Bear Stearns Securities Corporation is a Delaware corporation and a registered broker-dealer that cleared the securities transactions of its affiliate, defendant Bear Stearns & Co. Inc. and its customers during the Class Period. Bear Stearns & Co. Inc. is a Delaware corporation, a registered broker-dealer and a global investment banking firm. Defendants Bear Stearns Securities Corporation and Bear Stearns & Co. Inc. are referred to collectively herein as "Bear Stearns." The clearing division of Bear Stearns is utilized by hundreds of smaller brokerages – known as "correspondents." For example, at all relevant times, defendant Kaplan was a correspondent of defendant Bear Stearns. Defendant Bear Stearns participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic platform to engage in timing and late trading of Columbia Funds.

69. Defendant AST Trust Co. is the successor in interest to Security Trust Company, N.A. which, at all relevant times, was an unregistered financial intermediary. Defendant Grant D. Seeger was Security Trust Company's Chief Executive Officer from 1998 until his resignation on October 5, 2003.

(AST Trust Co., Security Trust Company, and Seeger will be referred to collectively as "STC"). Defendant STC participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic clearing platform to engage in timing and late trading of Columbia Funds.

70. The active participation in and facilitation of market timing and/or late trading by financial institutions acting as clearing platforms for market timing and late trading was central to the success of the fraudulent scheme alleged herein. The Clearing Defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

71. The Clearing Defendants recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that allowed a market timer to scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades by hedging against the risk that "capacity" would be taken before they placed their orders were they to have placed their order in only one or a few fund families. Other Clearing Defendants, such as Bear Stearns and Bank of America, actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions at their whim, while the Clearing Defendants captured the resulting fees and commissions.

CLASS ACTION ALLEGATIONS

72. The claims alleged herein are asserted on behalf of a Class consisting of all persons who purchased and/or held shares in any mutual fund in the Columbia fund family adversely affected by market timing which funds and/or their registrants/issuers were advised by Columbia Management Advisors, Inc. ("Columbia Management") or Columbia Wanger Asset Management, L.P. ("Columbia Wanger") (the "Funds") during the period March 1, 1999 to January 16, 2004, inclusive (the "Class Period") (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns, and any entity in which any defendant has or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons"). Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Funds.

73. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Lead Plaintiff at this time and can be ascertained only through appropriate discovery, Lead Plaintiff believes that there are hundreds or thousands of members in the Class. Record owners and other members of the Class may be identified from records maintained by the Columbia Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

74. Lead Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of law that is complained of herein.

75. Lead Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

76. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. Whether defendants' acts as alleged herein violated the law and/or their fiduciary duties;

b. Whether statements made by the Columbia Defendants to the investing public during the Class Period omitted material facts about market timing of the Columbia Funds; and

c. Whether, and to what extent, the members of the Class have sustained damages and the proper measure of damages.

77. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

(A) Structure and Organization of the Columbia Fund Family

78. The Columbia Funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, the Columbia Funds are part of a "complex" in which related entities perform and control all necessary activities related to the sale and redemption of shares of the Columbia Funds, as well as the management of the Columbia Funds' investments. These related entities within the Columbia Funds complex receive substantial fees for the performance of these services, which are calculated as a percentage of the value of the total deposits

under management. Thus, the larger the amount of deposits under management, the more these related entities stand to collect in fees from mutual fund investors.

(B) Market Timing and the Forward-Pricing Rule

79. Unlike equity or debt securities that are valued and traded on stock exchanges, mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. each day (the close of trading on the New York Stock Exchange), by determining the Net Asset Value ("NAV") of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

80. Since mutual fund shares are priced only once per day (at 4:00 pm), the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a mutual fund at the NAV calculated before his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

81. To prevent this arbitrage opportunity, the SEC in 1979 enacted Rule 22c-1 under the Investment Company Act, which requires fund sales or redemptions to be based on prices calculated after the fund share is sold or redeemed. This "forward-pricing rule" means that mutual fund investors who place orders during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00

p.m. close of trading on the New York Stock Exchange. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 information" prior to making an investment decision.

82. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the funds, as calculated after the investor purchases his shares, still might not incorporate all public information.

83. The following example illustrates how this can work. Assume that on a Monday the New York stock exchange has a strong day, with various indices showing increased prices. A market timer could conclude that based on the strong day in the American markets, the Asian markets (which, because of time zone differences, open after the New York market closes and close in the middle of the night New York time) will similarly have a strong day. Based on that conclusion, on that Monday the market timer buys U.S. mutual funds that invest heavily in companies that trade on Asian exchanges. Because of forward pricing, the timer's purchase price is based on the NAV for the fund calculated at 4:00 pm on Monday, which (because the Asian markets have not yet opened) does not incorporate any assumed increase in Asian markets. Overnight, the Asian markets open and close with strong price increases. By the time the fund's NAV is recalculated at 4:00 p.m. on Tuesday, the market timer will have achieved a significant return on its investment, which the timer can cash out. If the timer chooses to hold its investment, then by timing its redemption of these shares to take advantage of foreknowledge of likely drops in Asian stock prices, the market timer minimizes any loss suffered on this investment.

84. This kind of frequent trading to take advantage of information delay in the pricing of mutual funds to achieve short-term gains is called "market timing." Market timing opportunities are not limited to mutual funds holding foreign investments, but also arise in mutual funds containing illiquid

securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus subject to being timed. Further, as alleged herein, several of the defendants successfully timed large cap funds in the Columbia fund family.

85. Market timing causes significant harm to other mutual fund investors in a variety of ways. First, by allocating market gains to themselves that should have been allocated among all fundholders (and by avoiding losses that should have been borne by all fundholders), market timers cause dilution of the value of long-term holders' investments, which increases over time. Because of market timing activity, the NAV of the funds (and thus the price at which the funds are sold and purchased) becomes lower than what it would be absent market timing. Effectively, market timers steal profits that rightfully belong to long-term fund holders.

86. The harm to Columbia Funds investors from market timing extends beyond dilution. Successful market timing requires repeated, rapid trading of mutual fund shares with significant amounts of cash which, in turn dramatically increases transaction costs, such as commissions, on funds that eat away at returns of the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market which imposes costs on the fund's long term investors.

87. Market timing also harms mutual funds investors by forcing mutual fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers are sometimes forced to enter into special investments as an attempt to "hedge" against timing activity, thus deviating

altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

88. Experts estimate that mutual fund investors have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion ***per year*** to timers. Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds* (October 2002) at p. 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf; Jason Zweig, *The Great Fund Rip Off*, MONEY, October 2003, at p. 52. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion ***per year*** from long-term fund shareholders. *http://www.srimedia.com/artman/publish/article786.shtml*.

89. To compensate for the dilution and other harms caused by market timing, numerous funds, including Columbia, impose redemption fees on short-term trades. However, although certain Prospectuses stated that redemption fees of 2.00% would be imposed on short-term trades, Columbia waived them as to favored market timers as detailed herein.

90. Given the recognized harm to long term investors from market timing activity described above, defendant Columbia Services was responsible for identifying market timing activity in the funds and had computer systems in place that were able to identify market timing activity. According to a former vice president of system integration at Columbia Management Group/Colonial in Boston, her unit implemented the compliance systems used by Columbia to identify market timers. Further, according to a former senior vice president of Liberty Fund Services, Inc. (now Columbia Fund Services, Inc.), which was responsible for identifying market timing, Columbia had a "DST System" that had the capability to detect the tell-tale patterns of market timing activity, as well as a "TA System"

that issued reports identifying large redemptions. A former client services representative of Columbia Management Group/Liberty confirmed that these two computer systems issued warning messages to client service representatives if suspicious trading was detected.

91. In fact, however, the purpose of Columbia's market timing detection system was not to protect investors from market timing, but rather to prevent investors who were not favored from taking away the limited opportunities available to time Columbia funds from investors whom Columbia favored. No mutual fund could permit unlimited market timing and survive because such activity comes at the expense of, and decimates the returns for, long-term shareholders, who would otherwise flee the fund. Columbia and other mutual fund complexes soon realized, however, that allowing a limited amount of timing by wealthy investors and hedge funds could be extraordinarily profitable. Although the returns of long-term shareholders were diminished by such arrangements, the timers and their agents, who were anxious to acquire as much capacity as they could given the relatively risk free return they could achieve through timing, competed with each other for the limited available capacity. Thus, mutual fund complexes, including Columbia, were able to negotiate increasingly lucrative agreements with the timers. While Columbia, the timers and their facilitators earned enormous fees and profits from these arrangements, these earnings came at the direct expense of long-term buy and hold investors in Columbia funds such as Lead Plaintiff and members of the Class.

(C) <u>Columbia's Explicit Agreements With Market Timers</u>

92. In reality, the Columbia Defendants not only failed to discourage market timing, but were aware of and routinely entered into contractual agreements with investment advisers, hedge funds, brokers and wealthy individuals permitting market timing in Columbia Funds during the Class Period.

Specifically, between 1998 and October 2003, Columbia Distributor entered into at least nine such arrangements with known market timers allowing them to time Columbia Funds.

1. Ilytat

93. From April 2000 through October 2002, defendant Ilytat, a San Francisco hedge fund, made nearly 350 round trip trades in the following Columbia Funds: the Newport Tiger Fund; Acorn International Fund; Acorn International Select Fund; Stein Roe International Fund; Newport International Equity Fund; and Columbia International Equity Fund (formerly the Galaxy Equity Growth Fund). A substantial amount of this trading was done by Ilytat in the Newport Tiger Fund pursuant to an explicit agreement between Ilytat and defendant Columbia Distributor, which was approved by the portfolio manager of the Newport Tiger Fund. Pursuant to this agreement, Ilytat placed $20 million in the Newport Tiger Fund with the understanding that two-thirds of this amount was to remain static and the remaining one-third was to be actively traded by Ilytat, whom defendants Columbia Distributor and Columbia Services had identified as a known market timer. During the thirty months from April 2000 to September 2002, Ilytat made nearly 90 round trip trades in the Newport Tiger Fund in amounts of up to $13 million at a time. Indeed, Ilytat's trading was so large and so frequent that the Newport Tiger Fund's portfolio manager repeatedly wrote to the President of defendant Columbia Distributor, to express concern about Ilytat's trading and the harm it was causing the fund and its investors. Ilytat's short-term trading of the Newport Tiger Fund was arranged with Columbia Distributor and approved by Columbia Management.

94. Ilytat's short term trading of Columbia Funds was not limited to the Newport Tiger Fund, however. Ilytat also timed the Acorn International Fund (13 round trip trades in amounts of up to $15 million from September 1998 through October 2003); the Acorn International Select Fund (20 round trip

trades of up to $3 million from July 2000 to June 2001) and its predecessor the Acorn Foreign Forty Fund (40 round trip trades of amounts of $100,000 or more from September 1999 through October 2000); the Stein Roe International Fund (80 round trip trades of up to $1.4 million during the three month period from August 2000 through October 2000); the Newport International Equity Fund (19 round trip trades in amounts of up to $2 million during the five month period from April 2000 to September 2000); and the Columbia International Equity Fund and its predecessor the Galaxy Equity Growth Fund (10 round trip trades of up to $16 million each during the eight month period from February 2002 to October 2002). Trading of this magnitude and frequency by Ilytat constituted obvious market timing activity and would have been flagged by Columbia's DST and TA systems described above. Therefore, the Columbia Defendants either knew or should have known of such excessive trading in the Columbia Funds.

2. Ritchie Capital Management

95. Defendant Ritchie had several explicit agreements with defendant Columbia Distributor which allowed Ritchie to time the Newport Tiger Fund and the Columbia Growth Stock Fund (formerly the Stein Roe Adviser Growth Stock Fund). Ritchie was a known market timer having executed 153 round trip trades in the Newport Tiger Fund during the period January 2000 through April 2001. Given the volume of Richie's trading, at the end of 2001, a Senior Vice President of Columbia Distributor met with Ritchie's principals to negotiate a sticky asset arrangement, a scheme where investors put capital into other investment products offered by Columbia to gain access to mutual funds for market timing management fees (thus, Columbia received substantial management fees and other income from "sticky asset" investments that they wouldn't have received under normal circumstances) in return for Columbia's agreement to permit Ritchie to continue to trade the Newport Tiger Fund. A sticky asset

arrangement is an agreement an investor enters into to make long-term investments that generate fees for a fund company, in return for the right to trade frequently.

96. Thereafter, early in 2002, Ritchie and Columbia Distributor, negotiated a sticky asset arrangement that permitted Ritchie to time Columbia's Growth Stock Fund, a large cap fund. The negotiations occurred with the knowledge and participation of the fund's portfolio manager, Erik R. Gustafson ("Gustafson"). Pursuant to this arrangement, Ritchie agreed to place $200 million in the Growth Stock Fund and keep 90% of this amount in place for 90 days. In return, Ritchie was permitted to trade the remaining 10% on an unlimited basis. Ritchie actively traded the Growth Stock Fund pursuant to this arrangement making five round trip trades in amounts of up to $7 million in the following two months.

97. Ritchie and defendant Columbia Distributor entered into a third sticky asset arrangement in early 2003 which again permitted Ritchie to time the Columbia Growth Stock Fund. Pursuant to this arrangement, Ritchie agreed to deposit $10 million in Columbia's Short Term Bond Fund as sticky assets and $20 million in the Growth Stock Fund and, in return, was permitted to make unlimited trades of up to $2 million each month. This agreement was approved by defendant James Tambone, Columbia Distributor's CEO and Gustafson, the portfolio manager of the Growth Stock Fund. Pursuant to this agreement, Ritchie made approximately 18 round trip trades in the Growth Stock Fund from June 2002 through September 2003.

3. <u>Canary</u>

98. Beginning as early as 1998, Edward J. Stern was engaged in market timing and late-trading activities in the mutual fund industry. During the Class Period, Canary was engaged in market

timing at approximately 36 fund families, including Columbia, and those transactions were facilitated by approximately 18 broker-dealers and several large financial institutions.

99. In 2002, Canary began negotiating with Columbia though various intermediaries to obtain timing capacity in Columbia funds. As evidenced by documents obtained by Plaintiff's counsel from Timing Witness #1, a "capacity consultant" to Canary, James Nesfield, e-mailed Lawrence M. Kaplow of Columbia on April 29, 2002 concerning Canary's interest in negotiating an explicit agreement to time Columbia funds in return for sticky assets. In an e-mail response the same day Kaplow stated:

> We had discussed trying to narrow down the field to some specific funds that your clients might have an interest in. I've spoken with representatives at both Liberty (Acorn) and Columbia. It appears that we will have to speak directly to the managers of the funds in order to confirm the negotiated frequencies. From my initial conversations, I feel that we will be able to accommodate your client depending on the size of the investment. If you could give me a better idea of the investment amount and the particular funds, I should be able to get back to you with a firm answer in fairly short order.

100. Later that year, as evidenced by documents obtained by Plaintiff's counsel from Timing Witness #1, in November 2002, Damon LaTanzi of Cantella offered Canary timing capacity in the Liberty Select Value Fund. In an e-mail dated November 7, 2002 to Noah Lerner of Canary, LaTanzi stated:

> Liberty Funds (COLGX) is reviewing our timing offer. They have an opening because of a previous timer who is no longer using the capacity. His deal was 3 trades per month with a 1:1 timing to sticky money ratio. I've asked for an extra trade and a reduction in the amount of sticky money, so we'll see if they accept or if they'll want to stay within the previous parameters. They seemed to think $20 million trade size wouldn't be a problem. They also wanted to know, assuming a deal could be reached, what the time frame was for getting the assets in place.

101. A few days later LaTanzi sent a follow up e-mail to update Lerner on his continuing discussions with Columbia. LaTanzi stated:

> While they do have some capacity available, and the fund manager doesn't necessarily object, they're getting much tougher about letting people time, so we have to come up with an offer that they'll take to the President of the company for final approval. Contrary to what they told me before, they'll only consider letting us use 1% of the fund, which would be $11 million. Also, we need to have as close a ratio of 1:1 sticky to timing as you can work out. Obviously, 1:1 exactly would have the best chance of succeeding if it's feasible for you. My contact said no less than 65% sticky would even be in the ballpark. They'd want you to put the sticky money in a different fund from a fund family they've acquired, either the Columbia High Yield Bond (CMHYX) or the Columbia Short Term Bond (CUGGX).

Clearly, Columbia's interest was not in protecting its funds and its long-term shareholders, but rather in ensuring that it sold there customers out at the highest price possible.

102. Late in 2002, Ryan Goldberg of Brean Murray offered Canary $5 million in capacity in the Columbia High Yield Fund. The terms were one round trip per month. Canary paid Goldberg a 50 basis point wrap fee for this capacity and used it until Canary was subpoenaed by the New York Attorney General in July 2003. Pursuant to this arrangement, which was approved by the fund's portfolio manager, Canary made seven round trip trades in the Columbia High Yield Fund in an average amount of $2.5 million each between November 2002 and July 2003. Canary was also offered and accepted $12.5 million in capacity in the Liberty High Yield Fund negotiated by another "capacity consultant," David Byck.

103. In February or March 2003, Canary was offered and accepted a total of $37 million in capacity in three Columbia funds: the Columbia Select Value Fund, the Columbia Growth & Income Fund, and the Columbia Growth Stock Fund. This arrangement was also negotiated by Ryan Goldberg who had left Brean Murray to form his own company, Epic Advisors, along with Michael Grady, a

former officer at Brean Murray, and was approved by the National Sales Manager of defendant Columbia Distributor. The terms of the deal were two round trip trades per fund each month. At roughly the same time yet another capacity consultant, Michelle Brugman, offered Canary similar capacity through Peter Sinatra, a senior Columbia sales person, however, since the terms offered Canary were no better than the already funded arrangement negotiated by Ryan Goldberg, Canary did not utilize capacity offered by Brugman and Sinatra.

90. Canary also used defendant STC's electronic trading platform to time and late trade the Columbia Funds when such funds were known as the Liberty and Stein Roe Funds. Due to its business of processing trades for third party administrators and custodial accounts, STC had the ability to submit trades as late as 9:00 p.m. Eastern time and still receive the 4:00 p.m. price. Between May 2000 and July 2003, Canary used STC's platform to trade shares of approximately 397 different mutual funds, including Liberty and Stein Roe Funds. Almost all of these trades were submitted to STC after 4:00 p.m. Eastern time, and approximately 82% were sent to STC between 6:00 p.m. and 9:00 p.m. In return, STC was paid 4% of the profits Canary earned from its trading using STC's platform.

4. Calugar and Security Brokerage

104. In or around April 1999, defendant Calugar reached an agreement with Columbia Distributor allowing him to place up to $50 million in the Columbia Growth Stock Fund and a fund targeting investments by children, the Young Investor Fund, with permission to make one round trip per month using his entire position. Gustafson, the portfolio manager for the Columbia Growth Stock Fund, as well as Columbia Distributor's Managing Director of National Accounts, approved this arrangement. Calugar's timing of Columbia Funds was not restricted to this arrangement, however. He also made additional timing trades in the following Columbia funds, including the funds in which he had

negotiated capacity: the Young Investor Fund (200 round trip trades of up $2.3 million during 2000); the Stein Roe International Fund (13 round trip trades during the four month period January through April 2000); the Columbia Growth Stock Fund (70 round trip trades of up to $4 million between January 2000 and February 2001); and the Newport International Equity Fund (20 round trip trades in amounts of up to $6.6 million between 2000 and January 2001). The magnitude and frequency of Calugar's trading was such that it would have been detected by Columbia's DTS and TA computer systems, which were designed to flag market timing.

5. Salvatore Giacalone

105. In late 2000, Columbia Distributor, with the approval of its President, entered into an agreement with defendant Salvatore Giacalone ("Giacalone"), a financial consultant with Salomon Smith Barney's Waltham, Massachusetts branch, that permitted Giacalone to make four round trip trades per month of up to $15 million in the Newport Tiger Fund in return for Giacalone's placing $5 million in long-term assets in Acorn Funds. This arrangement was approved by the head of the Newport Fund Group. Giacalone engaged in additional market timing activities in the Newport Tiger Fund as well (43 round trip trades during the six month period November 2000 through April 2001, 30 of these in the first two months of 2001 alone).

6. Loeser

106. In late 1998, Columbia Distributor entered into an arrangement with defendant Loeser, allowing Loeser to make five round trip trades per month of up to $8 million in the Columbia Growth Stock Fund. Columbia Distributor's Senior Vice President; defendant Stephen E. Gibson, the President of the Stein Roe fund complex, to which the Growth Stock Fund belonged at that time; and Gustafson, the Growth Stock Fund portfolio manager, all approved this arrangement. Defendant Loeser also

engaged in market timing in the Young Investor Fund. During the first five months of 2000, Loeser made approximately 20 round trip trades in the Young Investor Fund in amounts of up to $16.6 million each.

7. **Signalert**

107. Beginning in 1999, pursuant to arrangements with Columbia Distributor, defendant Signalert invested $7.5 million in the Growth Stock Fund and $7.5 million in the Young Investor Fund in exchange for the ability to make up to 10 round trip trades annually in each of these two funds. Under the arrangement, Signalert was also required to place $5 million in each of six funds, trading just once a quarter.

108. In response to Columbia Distributor senior management's subsequently pushing to increase the size of Signalert's investments, in late 1999, as part of a "sticky-asset" arrangement, Signalert agreed to place an additional $10 million in the Growth Stock and Young Investor funds, and to invest and maintain other assets in a money market fund. In return, as approved by Gustafson, the portfolio manager of the Growth Stock and Young Investor funds, Columbia Distributor allowed Signalert to make up to 12 round trip trades per year in each of these two funds. In fact, defendant Signalert's timing of the Growth Stock and Young Investor Funds exceeded the terms of these arrangements. During the first 11 months of 2000, Signalert made over 60 round trip trades in the two funds, an average of one every one to two weeks. Overall, during the period 2000-2001, Signalert made more than 50 round trip trades in the Growth Stock Fund and approximately 50 round trip trades in the Young Investor Fund.

109. Defendant Signalert's timing activities extended to other Columbia funds as well. In 2001, Signalert also timed the Stein Roe Income Fund - a bond fund (8 round trip trades in the month of

November 2001); the Acorn Fund - a small to mid cap fund (15 round trip trades during the period March 2001 through February 2003); the Galaxy Equity Value Fund - a large cap fund (23 round trip trades during the period February 2001 through January 2002); and the Galaxy Growth & Income Fund (25 round trip trades from February 2001 through January 2002).

8. Alan Waldbaum

110. During late 2002, Defendant Columbia Distributor agreed to permit defendant Waldbaum to make 10 round trip trades per year in the Columbia Tax Exempt Fund, a municipal bond fund, in exchange for Waldbaum's agreeing to move less than $5 million each time and to always maintain $2 million in the fund. The portfolio manager for the Tax Exempt Fund, Kimberly Campbell, approved this arrangement. Pursuant to this agreement, Waldbaum made 10 round trip trades in the Tax Exempt Fund from November 2002 through October 2003.

9. Tandem

111. By early 2000, defendant Tandem had entered into an arrangement with Columbia Distributor, approved by its Senior Vice President, permitting Tandem to make an unlimited number of trades in one or more of the Columbia Funds. Pursuant to this agreement, between February 2000 and September 2003, Tandem made more than 100 round trip trades in the Tax Exempt Fund.

10. Prudential

112. Prudential also had a substantial market timing business that impacted Columbia funds. Between January 1, 2001, and September 15, 2003, market timing customers connected to Prudential's Boston office, with Prudential's knowledge and assistance, purchased and exchanged mutual fund shares worth more than $ 31,600,000 from Columbia, including more than $ 14,500,000 for Prudential client Global and more than $ 10,850,000 for Prudential client Headstart.

113. On February 13, 2004, *The Boston Globe* reported that Liberty employees had helped there Prudential brokers in Boston circumvent the Liberty Funds market timing safeguards. In this respect, the article stated the following:

> The Liberty [presently Columbia] funds have been implicated in another case involving former brokers at Prudential Securities' Boston office who have been charged by the SEC and Massachusetts regulators with running a market timing scheme on behalf of several hedge funds. *The brokers, Martin Druffner and Justin F. Ficken, have testified to regulators that Liberty employees advised them how to evade trading blocks the funds placed on their accounts, according to testimony reviewed by the Globe.*

[Emphasis added.]

114. The market timing by customers of Prudential's Boston office affected the following Columbia funds, at a minimum: Columbia Strategic Income Fund; Columbia High Yield Opportunity Fund; Columbia Newport Tiger Fund; Columbia Acorn International Fund; Columbia Growth & Income Fund; Columbia Liberty Fund; Columbia Federal Securities Fund; Columbia Tax-Exempt Fund; Columbia California Tax-Exempt Fund; Columbia Massachusetts Tax-Exempt Fund; Columbia Europe Fund; Columbia Newport Tiger Fund; Columbia Acorn International Fund; Columbia Newport Asia Pacific Fund; Columbia Intermediate Bond Fund; Columbia High Yield Opportunity Fund; Liberty Newport Japan Opportunities Fund; Liberty Intermediate Government Fund; and Columbia Mid Cap Growth Fund.

115. While the timing activity in Prudential's Boston office was substantial, the timing activity in Prudential's New York office was even greater. According to a large mutual fund market timer who ran a market timing hedge fund, Fred O'Meally, who worked at Prudential's offices in New York, had a $500 million book of timing business. O'Meally was fired by Prudential in September 2003 and is currently under investigation by both the SEC and the New York Attorney General.

11. **Samaritan**

116. During the Class Period, according to interviews with Timing Witness #1, defendant Samaritan was well known to have engaged in the improper market timing of the Columbia Funds.

12. **Schield**

117. According to two former fund coordinators at Schield Management, and a current account administrator who has been at Schield since 2000, Schield was, at least until the market timing scandal erupted, a "market timing company." According to one of the fund coordinators, Schield placed trades in various mutual funds, including Columbia Funds, on behalf of private clients.

13. **Broker-Dealers Timing Through Bank of America**

Defendants Aurum, Trautman and Pritchard, through defendant Bank of America, engaged in massive market timing of Columbia Funds on behalf of Canary and numerous other market timers. For customers other than Canary, these brokers engaged in round-trip market timing transactions valued at approximately $21,200,000 (Aurum), $123,700,000 (Trautman), and $11,100,000 (Pritchard) in the following Columbia Funds, among others: Columbia Common Stock Fund, Columbia Fixed Income Securities Fund, Columbia Growth Fund, Columbia International Stock Fund, Columbia Short Term Bond Fund, Columbia Small Cap Fund, Columbia Special Fund, Liberty Acorn International Fund, Liberty Federal Securities Fund, Liberty Intermediate Government Fund, Liberty Newport Global Equity Fund, Liberty Newport International Equity Fund, Liberty Newport Tiger Fund, Stein Roe Intermediate Bond Fund and Stein Roe International Fund. Canary accounted for only approximately $89,700,000 of the total amount of $245,700,000.

(D) Numerous Entities Facilitated Market Timers' Excessive Trading in the Columbia Funds

118. The market timers that invested in the Columbia Funds knowingly entered into the secret arrangements that either they or their broker-dealers negotiated with Columbia on their behalf. To put their trading models into practice at Columbia, market timers used a variety of entities to facilitate their trades, such as third party administrators who had access to the NSCC clearing platform and financial institutions that would finance their activities. Witnesses and documents reveal that a number of entities were heavily involved in timing the Columbia Funds.

1. Broker-Dealers Knowingly Participated in Improper Trading at Columbia

119. As detailed by Timing Witness #1, market timing quickly became a well-known, niche business that was catered to by various financial institutions, including brokers and brokerage firms. In fact, various major brokerage firms, including defendants Prudential and Cantella, were known throughout the market timing industry as "timing" brokers, where market timers could go for market timing capacity. As the competition for capacity increased dramatically, market timers, including Canary, became increasingly reliant upon other institutions, including brokers and brokerage firms, to facilitate their trading strategies. This dramatic increase in competition allowed Columbia and other fund families to "up the ante" on timing capacity, including requiring the deposit of "sticky assets" within the fund complex in exchange for the timing capacity. In fact, according to Timing Witness #1, and as detailed above, the brokers and brokerage firms used the "sticky assets" from their clients as leverage with the fund complexes to secure market timing capacity.

2. The Clearing Defendants Participated in and Actively Facilitated the Market Timing of the Columbia Funds

120. The active participation in and facilitation of market timing and/or late trading by financial institutions, acting as clearing platforms for market timing and late trading, was central to the success of defendants' scheme. During the Class Period, many of the largest financial firms in the country, including defendants Bank of America, Bear Stearns, STC and Prudential (*i.e.*, the "Clearing Defendants") acted as key conduits of the market timing/late trading activities described herein. The Clearing Defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

121. The Clearing Defendants recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that enabled market timers to scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades by hedging against the risk that "capacity" would be able taken before they placed their orders were they to have placed their order in only one or a few fund families. Other Clearing Defendants, such as Bear Stearns and Bank of America actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions at their whim, while the Clearing Defendants captured the resulting fees and commissions.

122. The Clearing Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the

fees and commissions they received for processing the market timer and late trading transactions. The Clearing Defendants also benefited from their role as the executors of market timing and late trading by leveraging various quid pro quo benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, to the detriment of long-term fund investors who bore the transaction costs and other harms of such excessive trading.

123. Throughout the Class Period, Bear Stearns facilitated market timing in the Columbia Funds. Bear Stearns actively facilitated the improper trading of mutual funds by knowingly permitting its affiliated broker-dealers, including Brean Murray which cleared exclusively through Bear Stearns, to execute market timing and late trades over its clearing platform. Moreover, Bear Stearns' employees expressly approved this trading. Bear Stearns also actively communicated with various market timers and mutual fund firms to further the improper trading via the firm's platform.

124. Senior Bear Stearns employees approved the use of the firm's trading platform for this improper purpose. During the Class Period, representatives of Brean Murray met with Michael Zackman of Bear Stearns to specifically discuss arranging market-timing and late-trading capabilities through the firm's platform. This meeting resulted in Bear Stearns installing a computer in Brean Murray's offices that accessed its trading platform, known internally as the Bear Stearns Mutual Fund Routing System ("MFR System"). The MFR System provided Brean Murray with a direct link to Bear Stearns' clearing platform through which Brean Murray could make automated market timing trades at will.

125. Bear Stearns also provided its network of brokers with access to the MFR System so that they could engage in late trading. For instance, Bear Stearns permitted its affiliated brokers at Brean Murray to enter trades as late as 5:30 p.m. ET, but at the price set as of 4:00 p.m. ET. Furthermore, Bear Stearns permitted its brokers to employ deceptive strategies to avoid detection from regulators and internal monitors. For example, the time stamp function on the MFR System was disabled so that there was no record of when the late trades were placed.

126. Throughout the Class Period, Bear Stearns profited from its participation in the market timing and late trading scheme. Bear Stearns profited from the commissions and fees generated from timers trading over the firm's platform. Bear Stearns also profited from the various other arrangements it extended to timers, including financing of the improper activities.

(E) Columbia's Failure to Limit Market Timing Was Evident from Excessive Turnover Rates

127. In addition to the explicit examples of the Columbia Defendants' knowledge and/or reckless disregard of the improper trading, other indicators of market timing should have been apparent to them. For instance, during the year 2000, the fund assets in the Galaxy Small Company Equity Fund Retail Class A (GASEX) (n/k/a Columbia Small Company Equity Fund Class T, as of Nov. 18, 2002) turned over approximately 4.99 times. During the year 2001, the fund assets in the Liberty Tax-Managed Growth Fund Class B (CTMBX) (n/k/a Columbia Tax-Managed Growth Fund Class B, as of Oct. 13, 2003) turned over approximately 8.48 times. During the year 2001, the fund assets in the Galaxy Small Company Equity Fund Retail Class A (GASEX) turned over approximately 6.72 times. During the year 2002, the fund assets in the Liberty Newport Tiger Fund Class Z (CNTZX) (n/k/a the Columbia Newport Tiger Fund Class Z, as of Oct. 13, 2003) turned over approximately 5.06 times. Such abnormally high turnover rates are strongly indicative of timing activity and would have been

flagged by Columbia's DST and TA systems described above. In light of such data, the Columbia Defendants knew or should have known of the improper trading in the Columbia Funds detailed herein.

(F) The Prospectuses Were Materially False and Misleading

128. None of the Prospectuses issued for any Columbia fund during the Class Period contained any disclosure regarding the material fact that Columbia had agreed to allow wealthy hedge funds and other market timers to steal mutual fund profits that rightfully belonged to long-term holders.

129. The Prospectuses were materially false and misleading because they each failed to disclose the material and adverse facts set forth in paragraphs 79 - 128 above including, *inter alia*, that:

a. Columbia had entered into secret agreements allowing certain preferred investors that permitted these investors to time their trading of the Columbia Funds shares;

b. Pursuant to those agreements, certain preferred investors regularly timed their trading in the Columbia Funds shares;

c. The Columbia Defendants regularly allowed certain preferred investors to engage in trades that (i) stole profits from long-term fund holders, (ii) were disruptive to the efficient management of the Columbia Funds, and (iii) increased the Columbia Funds' costs and thereby reduced the Columbia Funds' actual performance; and

d. Defendants benefited financially from market timing and late trading activity at the expense of long-term buy and hold investors in Columbia Funds.

130. To make matters worse, from 1998 through 2000, the Prospectuses for various of the Columbia funds contained disclosures stating that shareholders were permitted only a limited number of exchanges during a given period. Further, beginning in May 1999, certain of the Columbia funds

belonging to the Acorn Fund Group began representing in the Prospectuses that "[t]he Acorn funds do not permit market timing and have adopted policies to discourage this practice."

131. In addition, in the fall of 2000, a number of Columbia funds belonging to Liberty at the time also began representing in their Prospectuses that "[t]he Fund does not permit short-term or excessive trading in its shares." By the Spring of 2001, the rest of the Columbia Funds belonging to Liberty began including this language in their Prospectuses. Columbia Management retained this disclosure language upon Fleet's acquisition of the funds from Liberty and in mid-2002, adopted the same disclosure for more of the funds that had belonged to Fleet prior to the acquisition.

132. Thus, the language of the Prospectuses indicated that Columbia would actively monitor excessive market timing and short-term trading because of the harm this type of trading has on the performance of the Columbia Funds. Further, the Prospectuses indicated that market timing activity and short-term trading would not be tolerated.

ADDITIONAL SCIENTER ALLEGATIONS

133. As alleged herein, defendants acted with scienter in that they knowingly or recklessly participated in a scheme to defraud Lead Plaintiff and other purchasers and holders of Columbia mutual funds and earned substantial profits from their participation in said scheme as set forth below.

(A) The Columbia Defendants

134. As described above, several Columbia Management portfolio managers (including those for the Growth Stock Fund, the Newport Tiger Fund, the High Yield Fund, the Young Investor Fund, and the Tax Exempt Fund) knew of and acquiesced in the arrangements described above, negotiated by defendant Columbia Distributor, allowing market timing of the Columbia Funds. Further, senior executives of defendants Columbia Management, Columbia Distributor and Columbia Services knew

that there was short-term trading in the Columbia Funds and were aware of the concerns voiced by the portfolio managers, among others, about the potential negative impact this trading could have on the funds and long-term shareholders. For example:

a. By the beginning of 2000, Columbia Distributor's Senior Vice President expressed concern about the potentially harmful effect that defendant Calugar's frequent trading was having on the relevant Columbia Funds;

b. In the spring of 2000, shortly after Calugar's trading in the Stein Roe International Fund had peaked, the fund's liaison with Columbia Distributor sent an e-mail to the heads of Columbia Management, Columbia Distributor and Columbia Services with a chart showing that defendant Caluger had made round trip trades in the fund totaling more than $100 million in six weeks alone;

c. In an August 2000 e-mail, the Newport Tiger Fund's portfolio manager complained about defendant Ilytat's trading to the head of Columbia Management and the President of Columbia Distributor, stating:

> Their active trading has increased and it has become unbearable. There will be long term damage to the fund...."Let's understand that they [timers] really are not investors. They take advantage of the fund's delayed pricing mechanism which almost guarantees a risk free return . . . I hope wholesalers understand that by accepting a flipper's [*i.e.*, a short-term trader's] investment they do damage to the fund's performance, tax status, and the other shareholders (their clients);

d. In August of 2000, the Tiger Fund's portfolio manager wrote to the President of Columbia Distributor and a Columbia Management senior executive that Ilytat's trading activity would cause long-term damage to the fund;

e. In March 2001, in another e-mail sent to the head of Columbia Management and to the President of Columbia Distributor, the Tiger Fund's portfolio manager stated that, "Newport . . .

and the fund's long-term shareholders are all negatively impacted by flippers." He suggested that action be taken to halt timing activity in the fund. The portfolio manager also spoke directly with the heads of defendants Columbia Management, Columbia Distributor and Columbia Services to voice his concerns about the negative impact on his funds from market timers' frequent movements of large amounts of cash in and out of the funds. The portfolio manager also spoke with Keith T. Banks, the CEO of Columbia Group, the common parent of defendants Columbia Management, Columbia Distributor and Columbia Services, about his concerns;

f. In December 2001, the portfolio manager of the Acorn International Fund, Leah Zell, complained that "timer money has created large swings in cash balances that are unprecedented . . . very disruptive . . . I believe timers hurt long term shareholders." Four days later, she noted that "Today . . . one percent of the [fund's total] cash went out the door, making a mockery of the notion of managing cash levels . . . We should talk about what to do;"

g. In July 2002, the Tiger Variable Fund's portfolio manager experienced a problem with excess cash redemptions. The President of Columbia Services wrote to the President of Columbia Distributor informing him that the fund was "still being plagued by market timers," who were "impacting [the portfolio manager's] ability to manage this fund, and likewise, impacting shareholders";

h. In September 2002, Columbia Services reported to Columbia Distributor's Managing Director that, "Despite the tools currently available to us, timers continue to disrupt fund performance and management as well as exaggerate sales figures"; and

i. In November 2002, a Columbia portfolio manager attempted to quantify the impact of fund timing in the following terms: "[F]yi, the impact of market timers can be understood by looking at the mutual funds vs. a representative account run by the same manager with an identical mandate. [T]he tiger fund is a good example since [I] run both of these accounts. The estimate of 400 bps impact would be a fair approximation. You can see the smaller funds of [J]apan and [E]urope have been hurt much worse . . ."

135. Further, Defendant Columbia Distributor not only knew of and approved the market timing arrangements described above, it also actively interfered with attempts to end market timing in the Columbia Funds on numerous occasions by instructing defendant Columbia Services to allow investors with approved timing arrangements to engage in rapid short-term trading of Columbia Funds. For example:

a. In 2000, a Columbia Distributor sales executive halted efforts to stop defendant Giacalone from making almost daily round trips in the Newport Tiger Fund;

b. In March 2001, Columbia Distributor's Senior Vice President directed the Columbia Services manager responsible for market timing to call an Acorn International Fund portfolio assistant and tell her that it was "inappropriate" for her to have called the broker handling Ilytat's account and to have asked the broker to stop Ilytat from violating the fund's short-term trading policy;

c. By March 2001, Columbia Distributors had Ilytat placed on a list of "Authorized Accounts for Frequent Trading" maintained by Columbia Services. Columbia Services took no action against persons on this list no matter how frequent their trading.

d. In December 2001, Columbia Distributor's Senior Vice President again intervened when the Acorn International Fund's portfolio manager complained about Ilytat's market timing adversely impacting her fund and tried to halt it. Ilytat was allowed to continue trading;

e. In 2002, Columbia Distributor's Managing Director for National Accounts, personally intervened to reverse a stop placed on Ilytat's trading by Columbia Services market timing surveillance personnel;

f. In January 2003, a Columbia Distributor Sales Manager insisted that no restrictions be placed on defendant Waldbaum's trading because of the arrangement with him discussed above;

g. In early 2003, a Columbia Distributor Sales Manager intervened when Columbia Services tried to stop Tandem from making additional trades in the Tax-Exempt Fund. She wrote to the Columbia Services market surveillance manager, "Tandem Fin'l . . . are [sic] an advisor that we have a very close relationship with. We definitely do not want to restrict them," and further stated that "there are certain relationships like Tandem that are allowed to time based on prior discussions." As a result of this intervention, Tandem was allowed to continue trading in the Tax Exempt Fund;

h. In March 2003, a Columbia Distributor executive intervened to allow Signalert to trade in the Columbia High Yield Fund despite a previous bar on excessive trading.

136. In addition, as demonstrated above, each of the Columbia Defendants knew that this market timing activity was enormously harmful to long-term buy and hold investors in Columbia funds. Indeed, prospectuses for Columbia funds acknowledged that "[e]xcessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses."

137. Moreover, each of the Columbia Defendants knew that the public documents and statements issued or disseminated in the name of the Columbia Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing

public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws.

138. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Columbia Funds, their control over, and/or receipt and/or modification of Columbia Funds' allegedly materially misleading misstatements and/or their associations with the Columbia Funds which made them privy to confidential proprietary information concerning the Columbia Funds, participated in the fraudulent scheme alleged herein.

139. Additionally, the Columbia Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. Large investors attracted to the Columbia Funds by market timing arrangements increased the amount of assets under management and permitted Columbia Management, among other things, to receive increased management fees. Thus, the large infusions of cash provided by market timers, while detrimental to other investors in the funds themselves, were a source of large profits to the Columbia Defendants by dramatically increasing the amounts of assets under management, and thereby increasing the dollar amount of fees payable from these assets.

(B) The Market Timing Defendants

140. The Market Timing Defendants timed and/or late traded Columbia Funds to the detriment of Lead Plaintiff and members of the Class. The Market Timing Defendants' scienter is evidenced by one or more of the following: (i) an explicit agreement to time Columbia Funds; (ii) their awareness of the Prospectuses' language prohibiting market timing and the fact that that their agreements with Columbia were not publicly disclosed; (iii) their awareness that this activity came at long-term holders'

expense; and (iv) their awareness that Columbia had mechanisms in place to prevent market timing that were being circumvented or ignored as to the Market Timing Defendants.

(C) The Clearing Defendants

141. The Clearing Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions they received for processing the market timing and late trading transactions. The Clearing Defendants also benefited from their role as the executors of market timing and late trading by leveraging various quid pro quo benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, while harming long-term fund investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

CAUSES OF ACTION

FIRST CLAIM FOR RELIEF

VIOLATION OF SECTION 11 OF THE SECURITIES ACT

(Against the Registrants, Columbia Distributor and the Trustee/Director Defendants)

142. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth herein, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation to the extent such allegation could be construed as alleging fraud or intentional or reckless misconduct.

143. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, against the Registrants, Columbia Distributor, and the Trustee/Director Defendants on behalf of those Class members who purchased any of the Funds subject to a Prospectus whose effective date was on or after February 13, 2001.

144. Defendants violated Section 11 of the 1933 Act in that the Prospectuses issued for the Columbia Funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. Contrary to the representation that it was Columbia's policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

b. Columbia regularly allowed, and had entered into agreements which allowed, certain investors to engage in timed trading that was disruptive to the efficient management of the Columbia Funds and/or increased the Columbia Funds' costs and thereby reduced the Columbia Funds' actual performance; and

c. Pursuant to these unlawful agreements, Columbia benefited financially at the expense of the Columbia Fund investors.

145. Defendants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

146. Defendants, and each of them, had the duty to investigate the information contained in the Prospectuses and failed to satisfy that duty. Defendants, and each of them, owed to the Columbia Fund shareholders, including Lead Plaintiff Jackie Williams, the duty to ensure that the statements contained in the Prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the Prospectuses, as herein alleged, defendants, and each of them, are liable to Lead Plaintiff Jackie Williams and the Class.

147. Prior to purchasing and/or reinvesting in Columbia Fund shares, Lead Plaintiff and Class members were provided with the appropriate Prospectuses, without the knowledge of the untruths and/or omissions contained therein. Lead Plaintiff Jackie Williams and Class members purchased and/or reinvested in the shares of the Columbia Funds traceable to the false and misleading statements and omissions in the Prospectuses.

148. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, Lead Plaintiff Jackie Williams and Class suffered substantial damages.

149. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Columbia Funds shares traceable to the defective Prospectuses, Lead Plaintiff Jackie Williams and Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

SECOND CLAIM FOR RELIEF

VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT

(Against Columbia Distributor)

150. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth herein, except that for purposes of this claim, Lead Plaintiff excludes and disclaims any allegation to the extent such allegation could be construed as alleged fraud or intentional or reckless misconduct.

151. This claim is brought against Columbia Distributor pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2) on behalf of those Class members who purchased any of the Funds on or after February 13, 2001.

152. Columbia Distributor was responsible for the preparation and dissemination of the Prospectuses referred to above. Each Prospectus contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. Contrary to the representation that it was Columbia's policy and practice to monitor, detect, deter, and prevent market timing because of its adverse effect on long-term investors, market timing routinely went unchecked and the Columbia Defendants enforced their stated policy only selectively;

b. Columbia entered into express agreements which permitted certain investors to engage in trades that were disruptive to the efficient management of the Columbia Funds and/or increased the Columbia Funds' costs, thereby reducing performance; and

c. Pursuant to these unlawful agreements, Columbia benefited financially at the expense of the Columbia Fund investors.

153. Columbia Distributor owed to Lead Plaintiff and other Class members the duty to make reasonable and diligent investigation of the statements contained in each Prospectus and other offering materials to insure that such statements were true and that there were no omissions of material fact required to be stated in order to make the statements contained therein not materially misleading.

154. Columbia Distributor sold and/or solicited the sale of shares in the Columbia Funds pursuant to the Prospectuses referred to above for Columbia's financial gain.

155. Lead Plaintiff and other Class members purchased shares in the Columbia Funds pursuant to these false and misleading Prospectuses. Lead Plaintiff and other Class members did not know, and in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in or made in connection with the Prospectuses.

156. By reason of the misconduct alleged herein, Columbia Distributor violated Section 12(a)(2) of the Securities Act and Lead Plaintiff and other Class members who purchased shares in the Columbia Funds have the right to rescind and recover the consideration paid for those shares, and those whose shares have less value than at the time these shares were purchased hereby elect to rescind and tender their shares to Defendant Columbia Distributor. Lead Plaintiff and other Class members who have sold their shares are entitled to rescissory damages.

157. This claim was brought within the applicable statute of limitations. At the time they purchase and/or reinvested in the Columbia Funds shares traceable to the defective Prospectuses, Lead Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements and omissions herein and could not reasonably have possessed such knowledge.

THIRD CLAIM FOR RELIEF

VIOLATION OF SECTION 15 OF THE SECURITIES ACT

(Against Bank of America, Columbia Group, Columbia Management and Columbia Wanger)

158. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth herein, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation to the extent such allegation could be construed as alleging fraud or intentional or reckless misconduct.

159. This claim is brought pursuant to Section 15 of the Securities Act against Bank of America, Columbia Group, Columbia Management, and Columbia Wanger on behalf of those Class members who purchased any of the Funds on or after February 13, 2001.

160. The Registrants and Columbia Distributor are liable under Section 11 or 12(a)(2) of the Securities Act as set forth herein.

161. Bank of America, Columbia Group, Columbia Management and Columbia Wanger were "control persons" of the Registrants and Columbia Distributor within the meaning of Section 15 of the Securities Act, by virtue of their operational control and/or authority over such funds. Bank of America, Columbia Group, Columbia Management and Columbia Wanger, directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants and Columbia Distributor to engage in the wrongful conduct complained of herein. Bank of America, Columbia Group, Columbia Management and Columbia Wanger issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

162. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Bank of America, Columbia Group, Columbia Management and Columbia Wanger are liable to Lead Plaintiff to

the same extent as are each of the Registrants and Columbia Distributor for their primary violations of Section 11 or 12(a)(2) of the Securities Act.

163. By virtue of the foregoing, Lead Plaintiff Jackie Williams and other Class members are entitled to damages against Bank of America, Columbia Group, Columbia Management, and Columbia Wanger.

FOURTH CLAIM FOR RELIEF

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

(Against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos)

164. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

165. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos on behalf of all Class members who purchased shares of the Columbia Funds during the Class Period.

166. During the Class Period, each of the defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other members of the Class, as alleged herein and caused Plaintiff and other members of the Class to purchase Columbia Funds' shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

167. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and/or (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Columbia Funds' securities, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Columbia Funds' assets and otherwise distorted the pricing of Columbia Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

168. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme alleged herein.

169. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in Columbia Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

170. Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

171. As a result of the manipulative scheme alleged herein and/or defendants' dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of Columbia Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made in the Prospectuses, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiff and the other members of the Class were damaged by acquiring the shares or interests in the Columbia Funds during the Class Period at distorted prices.

172. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had Plaintiff and other members of the Class known of the truth concerning the Columbia Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares at the distorted prices which they paid.

173. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

174. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class have suffered damages.

FIFTH CLAIM FOR RELIEF

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

(Against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos)

175. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

176. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, against Columbia Management, Columbia Wanger, the Registrants, Columbia Distributor, Columbia Services, the Market Timing Defendants, the Clearing Defendants, and Defendants Gibson, Palombo, Tambone and Tasiopoulos on behalf of all Class members who held Columbia Funds during the Class Period and were injured in connection with the purchase and/or sale of the Columbia Funds by market timers, as alleged herein.

177. During the Class Period, each of the defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other members of the Class, as alleged herein and caused Plaintiff and other members of the Class to hold Columbia Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

178. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and/or (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Columbia Funds' securities, including Plaintiff and other members

of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Columbia Funds' assets and otherwise distorted the pricing of Columbia Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

179. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme alleged herein.

180. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in Columbia Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

181. Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

182. As a result of the manipulative scheme alleged herein and/or defendants' dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of Columbia Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and

misleading statements made in the Prospectuses, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiff and the other members of the Class were damaged by Columbia's permitting market timers to effectively steal profits belonging to the Class.

183. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Class known of the truth concerning the Columbia Funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have continued to hold their shares.

184. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

185. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class have suffered damages.

SIXTH CLAIM FOR RELIEF

VIOLATION OF SECTION 20(A) OF THE EXCHANGE ACT

(Against Bank of America, Columbia Group and the Trustee/Director Defendants)

186. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

187. This claim is brought pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against Bank of America, Columbia Group and the Trustee/Director Defendants.

188. Defendants Columbia Management, Columbia Wanger, Columbia Distributor, Columbia Services and the Registrants violated Section 10(b) of the Exchange Act and Rule10b-5 promulgated thereunder as alleged herein.

189. Defendants were control persons of Columbia Management, Columbia Wanger, Columbia Distributor, Columbia Services and the Registrants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of Columbia Management's, Columbia Wanger's, Columbia Distributor's, Columbia Services' and the Registrants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of Columbia Management's, Columbia Wanger's, Columbia Distributor's, Columbia Services' and the Registrants', including the content and dissemination of the Prospectuses Lead Plaintiff contends are false and misleading. Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

190. In particular, each of the defendants had direct and supervisory involvement in the operations of Columbia Management, Columbia Wanger, Columbia Distributor, Columbia Services and the Registrants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

191. By virtue of their positions as controlling persons, defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Lead Plaintiff Jackie Williams and other members of the Class have suffered damages.

SEVENTH CLAIM FOR RELIEF

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT

(Against Bank of America, Columbia Group, the Adviser Defendants and the Trustee/Director Defendants)

192. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

193. This claim is brought on behalf of the Class pursuant to Sections 34(b) of the Investment Company Act, 15 U.S.C. § 80a-33(b), against Bank of America, Columbia Group, the Adviser Defendants and the Trustee/Director Defendants.

194. Under Section 34(b) of the Investment Company Act, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a), 15 U.S.C. § 80a-30(a). It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

195. Defendants made or participated in making untrue statements of material fact in the registration statements of the Columbia Funds.

196. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements, conduct, and violations.

EIGHTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

(Against Columbia Distributor and the Trustee/Director Defendants)

197. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

198. This claim is brought on behalf of the Class pursuant to Section 36(a) of the Investment Company Act, 15 U.S.C. § 80a-35(a), against Columbia Distributor and the Trustee/Director Defendants.

199. Under Section 36(a), defendants are deemed to owe a fiduciary duty to Lead Plaintiff and other members of the Class with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

200. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Columbia Funds throughout the Class Period, solely for their own benefit, in violation of their fiduciary duties to their customers, *i.e.*, Lead Plaintiff and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other members of the Class were prevented from making informed decisions about the true value and performance of the Columbia Funds.

201. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements, conduct, and violations.

NINTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

(Against the Adviser Defendants, Columbia Distributor and the Trustee/Director Defendants)

202. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

203. This claim is brought on behalf of the Class pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), against the Adviser Defendants, Columbia Distributor, and the Trustee/Director Defendants.

204. Under Section 36(b) of the Investment Company Act, defendants are deemed to owe a fiduciary duty to Lead Plaintiff and other members of the Class with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

205. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Columbia Funds throughout the Class Period and in violation of their fiduciary duties to their customers, *i.e.*, Lead Plaintiff and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other members of the Class were not able to make informed decisions about the true value and performance of the Columbia Funds.

206. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements, conduct, and excessive fees.

TENTH CLAIM FOR RELIEF

VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT

(Against Bank of America and Columbia Group)

207. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

208. This claim is brought on behalf of the Class pursuant to Section 48(a) of the Investment Company Act, 15 U.S.C. §80a-47, against Bank of America and Columbia Group.

209. Under Section 48(a) of the Investment Company Act, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

210. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Columbia Funds throughout the Class Period and in violation of their fiduciary duties to their customers, *i.e.*, Lead Plaintiff and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other members of the Class were unable to make informed decisions about the true value and performance of the Columbia Funds.

211. Lead Plaintiff and other members of the Class have been injured as a result of defendants' statements and conduct as set forth herein.

ELEVENTH CLAIM FOR RELIEF

BREACH FOR FIDUCIARY DUTY/CONSTRUCTIVE FRAUD

(Against the Adviser Defendants, the Registrants and the Trustee/Director Defendants)

212. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

213. This claim is asserted by the Class against the Adviser Defendants, the Registrants and the Trustee/Director Defendants.

214. Defendants owed fiduciary duties to Lead Plaintiff and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Columbia family of funds. As a part of their fiduciary duties to Lead Plaintiff and the Class, defendants also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing were complete and accurate, and to ensure that actions were taken to protect long-term holders of mutual fund shares in the Columbia family of funds from damage caused to their investments from market timing.

215. Defendants intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed trading in the Columbia family of funds, by misrepresenting and concealing the existence of such market timing, and by placing their own financial interests above those of Lead Plaintiff and members of the Class.

216. Defendants' breaches of their fiduciary duties to Lead Plaintiff and the Class tended to deceive, to violate public and private confidence and to injure public interests.

217. Lead Plaintiff and members of the Class suffered injury as a result of defendants' conduct in the form of, *inter alia*, the following: increased transaction costs; the requirement that the family of funds to keep excessive cash on hand to pay out timers' redemptions; lower NAV; and higher management fees.

218. Defendants' breaches of their fiduciary duties proximately caused the damages suffered by Lead Plaintiff and the Class.

TWELFTH CLAIM FOR RELIEF

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against Columbia Group, Columbia Distributor, Columbia Services, the Timing Defendants and the Clearing Defendants)

219. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

220. This claim is asserted by the Class against Columbia Group, Columbia Distributor, Columbia Services, the Timing Defendants and the Clearing Defendants.

221. As alleged above, defendants owed a fiduciary duty to Lead Plaintiff and members of the Class. That duty was breached when those defendants permitted favored investors to late trade and/or market time in the Columbia family of funds.

222. Defendants knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the defendants named in Count Eleven in breaching their fiduciary duties.

223. As a result of defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

THIRTEENTH CLAIM FOR RELIEF

UNJUST ENRICHMENT

(Against All Defendants)

224. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

225. This claim is asserted by the Class against all defendants.

226. Lead Plaintiff and members of the Class conferred a benefit on the Defendants. Defendants derived management fees and other benefits and were otherwise unjustly enriched from

transactions connected with the Columbia family of funds, to the detriment of Lead Plaintiff and members of the Class.

227. Defendants' enrichment is directly and causally related to the detriment of Lead Plaintiff and members of the Class.

228. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, *inter alia*, breached their fiduciary duties to Lead Plaintiff and members of the Class and therefore defendants are not justified to retain the benefits conferred upon them.

229. As a result of all of the defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

230. There is no adequate remedy at law to compensate for the injuries of Lead Plaintiff and members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Lead Plaintiff prays for relief and judgment, as follows:

a. Determining that this action is a proper class action and appointing Lead Plaintiff as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

b. Awarding compensatory damages in favor of Lead Plaintiff and members of the Class against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

c. Awarding Lead Plaintiff and members of the Class restitution, disgorgement of the unjustly earned profits of defendants, and punitive damages;

d. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants;

e. Awarding Lead Plaintiff and members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

f. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: September 29, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

/s/

David J. Bershad
Deborah Clark-Weintraub
Clifford S. Goodstein
Kim E. Levy
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Counsel for Lead Plaintiff Jackie Williams and Lead Class Counsel for the Columbia Subtrack

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